Exhibit 99.1

Kitov Announces $35.0 Million Registered Direct Offering

TEL-AVIV, Israel, June 23, 2020 (GLOBE NEWSWIRE) -- Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced that it has entered into definitive agreements with several healthcare-focused institutional investors for the purchase and sale of 38,888,892 of the Company’s ordinary shares represented by American Depositary Shares (ADSs) and warrants to purchase up to an aggregate of 19,444,446 ADSs, at a combined purchase price of $0.90 per ADS and associated warrant, in a registered direct offering, for aggregate gross proceeds of approximately $35.0 million. Each ADS represents one ordinary share, no par value, of Kitov. The offering is expected to close on or about June 25, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The warrants will have an exercise price of $0.90 per ADS and will be exercisable at any time upon issuance and will expire five years from the date of issuance.

Kitov intends to use the net proceeds of this offering to fund the development of its oncology drug candidates, acquisition of new assets and for general working capital purposes.

The securities described above are being offered by Kitov pursuant to a “shelf” registration statement on Form F-3 (File No. 333- 235327) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 2, 2019 and declared effective by the SEC on December 13, 2019. The offering of such securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC.  Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Kitov

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 as a monotherapy treatment of advanced solid tumors and in combination with cetuximab for the treatment of recurrent or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) in a planned phase 1/2 study. CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov plans to advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors in selected cancer indications in a phase 1 study followed by a phase 2 for the treatment of non-small cell lung cancer NSCLC and pancreatic cancer. Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb Company for the planned phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi™, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. Consensi™ is being sold in the U.S. by Burke Therapeutics, the marketing partner of Kitov’s U.S. distributor, Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, the intended use of proceeds and statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements, which include, among others, statements relating to the registered direct offering, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Important factors that could cause or contribute to such differences include, among others, risks relating to: the impact of the recent coronavirus outbreak on our business and the global economy; market and other conditions, different results from the expected benefit and synergies of the acquisition of FameWave by Kitov; management plans relating to the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2019, as amended, and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

Company Contact
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kitovpharma.com
+972-3-933-3121 ext. #105

Investor Relations Contact:
Chuck Padala
chuck@lifesciadvisors.com
+1 646-627-8390